333 South Hope Street, 16th Floor

Los Angeles, CA  90071-1410

213-576-1000

Fax: 213-576-1100

www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

May 20, 2016

VIA UPS NEXT-DAY AIR DELIVERY

Ms. Jennifer Gowetski Special Counsel, Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Hartman vREIT XXI, Inc. Amendment No. 5 to Registration Statement on Form S-11 Filed May 20, 2016 File No. 333-207711

Dear Ms. Gowetski:

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the verbal comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) issued on April 21, 2016 regarding the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”) related to the Issuer’s offering of its common stock.  In connection with the submission of this correspondence, the Issuer has also filed pre-effective amendment No. 5 to the Registration Statement (“Amendment No. 5”) with the Commission via EDGAR. Enclosed herewith please find a black-lined version of Amendment No. 5 which is marked to show changes to the previous pre-effective amendment to the Registration Statement. For your convenience, this response letter includes the same caption and paragraph number, as well as the text of the verbal comment received, followed by the Issuer’s responses thereto.  References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 5.

1.         Comment: In the “Management Compensation” table of the prospectus, certain of the minimum/maximum offering dollar figure estimates have an extra “$5” in front of them.

Response: The Issuer has revised the prospectus as requested.

2. Comment: In the preamble to prior performance Table III, there is a references to “similar investment objectives to Hartman Short Term Income Properties XX, Inc.” That reference should refer to Hartman vREIT XXI, Inc.

Response: The Issuer has revised the prior performance table as requested.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

May 20, 2016

3.         Comment: Table III and Table V of the prior performance table both indicate that they are as of the period ended 2014. Please update all of the tables for the period ended December 31, 2015.

Response: The Issuer has revised the prior performance tables as requested.

4.         Comment: Please provide further explanation as to why the estimated value per share for Hartman Development Fund, LLC included in Table III of the prior performance tables is shown as $8.45, while the preferred shares of Hartman Short Term Income Properties XIX, Inc. issued as consideration in the merger were valued at $11.84 per preferred share.

Response: The Issuer has revised footnote 1 of Table III of the prior performance tables (Hartman Development Fund LLC) and the related narrative prior performance summary in the prospectus as requested.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/

Aaron C. Hendricson

cc:	Rosemarie Thurston, Alston & Bird LLP Allen Hartman, Hartman vREIT XXI, Inc.